October 11, 2013

Mr. Bryan J. Pitko for
Mr. Jeffrey P. Reidler
Assistant Director
Securities and Exchange Commission

Re:           TNI BioTech, Inc. Amendment No. 5 to Registration Statement on Form 10-12G
Filed September 25, 2013 response to Comment Letter dated October 8, 2013
File No. 000-54933

Dear Messrs Pitko and Riedler:

On behalf of TNI BioTech, Inc. (the “Company”) we are submitting the following responses to the Securities and Exchange Commission Staff’s letter of October 8, 2013 containing comments regarding the Amendment No. 4 to Registration Statement on Form 10-12G filed on September 25, 2013. The full text of each comment is set forth below and the Company’s response to each directly follows the applicable text.

Item 2. Financial Information
Results of Operations – Year Ended December 31, 2012 Compared to Year Ended
Stock Issued for Services and Stock Warrant Expense, page 59

1. Please refer to your response to comment 3. Please address the following:

 The $.009 trading value does not appear to consider the 1 for 1000 reverse split. Please confirm that is the case and provide a revised materiality analysis;

 The materiality analysis does not appear to encompass all of the shares issued for services included in an attachment provided on June 7, 2013.; and

 The dates of the transactions are not consistent with the dates in your June 7, 2013 correspondence. For example, your June 7, 2013 correspondence stated that the 6,000,000 shares issued to Plotnikoff were agreed upon on March 23, 2013, which is consistent with your presentation on the Statements of Stockholders’ Equity, which presents the shares being issued after the reverse split. However, as noted above, it appears a pre-split stock trading value has been used to value the shares.

The reverse stock split was effective on February 27, 2012.  A copy of the transaction detail from the stock transfer agent is attached to document the date.  The trading value of $.009 for the shares dated March 9, 2012 and March 27, 2012 were valued based upon post split shares.

During the year ended December 31, 2012, the Company issued stock for services which totaled $9,160,980 as disclosed in the financial statements included in the Form 10.  If the shares issued for services to Ms. Griffin and Mr. Pearce were recorded at the trading value of $.009 per share, the expense for shares issued for services would increase by $40,320 or by .44% and would total $9,201,300. Management believes the increase in expense is not material to the line item in the financial statements.

2. Please refer to your response to comment 4. As previously requested, for cash stock issuances which were issued at a discount to the trading price, please disclose in the filing and future periodic reports the terms, restrictions of the issuance, and the amount of the discount.

The Company will modify the Form 10 as follows:

The Company issued 7,260,000 shares of common stock for cash totaling $1,134,000 to unrelated third party investors.  The common stock was issued with a restrictive legend under the Securities Act of 1933.  The fair market value for the common stock using the prices reported on the OTC Market was $23,345,550 which resulted in a “discount” of $22,211,550.  However, the trading volume was limited and the Company was not able to find an investor (or group of investors) willing to pay the trading value as reported on the OTC Market shares for a block of restricted shares and the price had to be lowered in order to raise the capital needed by the Company for operations.  Additionally, the Company also issued 7,260,000 warrants as an inducement for the sale of common stock.  The fair market value of the warrants was calculated using the Black Scholes model and was expensed when issued. The common stock purchase warrants for the purchase of up to 7,260,000 shares of common stock are exercisable at prices ranging from $1.00 - $1.50.

Results of Operations - Six months ended June 30, 2013, page 21

3. Please refer to your response to prior comment 8. As previously requested, please provide proposed disclosure to be included in future filings to comply with the disclosure requirements of Rule 303(b) of Regulation S-K. For your discussion of research and development, provide a breakdown of costs by product for each period presented.

The Company's research and development efforts were focused in the first half of 2013 on the development of two products - low-dose naltrexone (“LDN”) and met-enkephalin (“MENK”) - for use in opioid-related immunomodulatory therapies.  In the first six months of 2013, the Company reported total research and development expenditures of $9,092,181.  There was no spending on research and development in the first half of 2012.  The Company spent approximately $6,819,136 on the development of LDN in the first half of 2013.  Approximately $2,273,045 was spent on the development of MENK in the same period.

In the first three months of 2013, the Company reported total research and development expenditures of $380,427.  There was no spending on research and development in the first three months of 2012.  The Company spent approximately $285,320 on the development of LDN in the first quarter of 2013.  Approximately $95,107 was spent on the development of MENK in the same period.

Item 14. Changes and Disagreements with Accountants on Accounting and Financial Disclosure, page 69

4. Please amend your filing to clearly state whether your former accountant resigned, declined to stand for re-election or was dismissed and disclose the date of such action as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that your Board of Directors and Liggett, Vogt & Webb, P.A. (“LVW”) came to the mutual agreement that LVW would cease providing services as the Company’s accountants. Upon amending your filing, please include, as Exhibit 16, an updated letter from LVW as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants currently date their letter.

The filing has been amended to state that LVW resigned. A revised letter is included in the filing as Exhibit 16.1

The Company acknowledges that:

● the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brinen & Associates, LLC, specifically Stephanie Gruenhagen and Joshua Brinen regarding any questions, clarifications or additional information at 212-330-8151 or corporateaction@brinenlaw.com.

Sincerely,

/s/ Noreen Griffin
Noreen Griffin
Chief Executive Officer

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